EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (File No. 333-130080) on Form S-8 of Advaxis, Inc. (a development stage company) of our report dated January 31, 2011, except for the last paragraph of Note 13 for which the date is February 16, 2011, relating to our audit of the financial statements, which appear in this Amendment No. 1 to the Annual Report on Form 10-K/A of Advaxis, Inc. (a development stage company) for the year ended October 31, 2010. Our report dated January 31, 2011, relating to the financial statements includes an emphasis paragraph relating to an uncertainty as to the Company’s ability to continue as a going concern.

/s/ McGladrey & Pullen, LLP

New York, New York
February 25, 2011